

Statement of Financial Condition
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67217

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MCAP LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1633 Broadway - 28th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory V. Mullen	**(212) 607-8183**	gmullen@mcapmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liggett & Webb, P.A.
(Name – if individual, state last, first, and middle name)

1901 S. Congress Avenue, Suite 110	**Boynton Beach**	**FL**	**33426**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**287**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory V. Mullen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCAP LLC _____, as of 12/31 _____, 20 21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ZEKERIA N MARTIN
Notary Public
State of New Jersey
My Commission Expires Sept. 27, 2026
I.D.# 50046656

Notary Public

Signature: _Gregory V. Mullen_

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of MCAP LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCAP LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MCAP LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MCAP LLC's management. Our responsibility is to express an opinion on MCAP LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MCAP LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida

We have served as the Company's auditor since 2020.
March 17, 2022

Assets

Cash and Equivalents (including $1,029,949 restricted Security Deposits)	$ 4,307,851
Securities Sold Not Yet Settled	36,502,547
Securities Owned and Other Marketable Instruments	663,304,889
Prepaid Expenses and Other Current Assets	246,891
Fixed Assets, at cost (net of Accumulated Depreciation of $1,028,657)	700,661
Total Assets	$ 705,062,839

Liabilities and Member's Equity

Liabilities:	
Securities Sold Short	$ 685,459,817
Accounts Payable, Accrued Liabilities and Other Liabilities	2,790,995
Securities Purchased Not Yet Settled	624,109
Total Liabilities	688,874,921
Member's Equity	16,187,918
Total Liabilities and Member's Equity	$ 705,062,839

See accompanying notes to the statement of financial condition

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

MCAP LLC, (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware Limited Liability Company and is a wholly-owned subsidiary of MCAP Technologies LLC ("MTEC"). The Company specializes in electronic securities market making and the development of financial technology software utilized for its market making, securities execution platforms and customer trading activities.
On November 10, 2021, MTEC was acquired by MetaCap Inc. (OTC Markets – "MCAP") in an all-stock transaction. MetaCap Inc. name was subsequently changed from MetaCap Inc. to MCAP Inc. in 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. Included in Cash and Cash Equivalents are restricted security deposits totaling $1,029,949.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease. The Company recorded depreciation and amortization expense of $50,158 in 2021.

Revenue Recognition:
The Company accounts for Revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. Revenues from Proprietary Trading are outside of the scope of this pronouncement, therefore the adoption of this Standard did not have a material impact of the Firm's Statement of Operations, as it was limited to Agency (Fee) Income.

Principal Transactions on Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Revenue arising from all securities transactions entered into for the account of the Company is recorded on a trade date basis.

Interest and Dividend Income
Interest income is comprised of fixed income coupon interest associated with long security positions, and interest income associated with Reverse Repos. Dividend income is associated with long equity positions.

Amounts receivable and payable for securities transactions that have not reached their

contractual settlement date are recorded net, respective of each clearing firm, on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Fee Income and Other

Fee income includes fees earned from providing commercial customers with corporate finance advisory services. Fees are recognized when the services have been performed. Other income is related to Rebates from Alternative Trading Systems ("ATS") associated with Quote Access Payments ("QAP"). The Company receives these rebates in those months in which it was a net *Provider* of liquidity to the system. These fees are recorded on a trade date basis.

Lease Accounting:

The Company accounts for Operating Leases in accordance with ASC Topic 842. The standard requires Balance Sheet disclosure of certain Operating and Capitalized leases with terms of greater than one year. Under the standard, lessees are required to recognize a Right-of-Use asset, and an Operating Lease Liability on the Statement of Financial Condition (See Note 6).

Income Taxes:

During the fourth quarter of 2021, the Company was acquired by a Corporation (see Note 1). As a result, the Company will file a consolidated Federal income tax return, New York and Florida State tax filings, and New York City tax returns with its Parent. It computed its Federal and State tax provision on a separate-company basis for the fourth quarter. Prior to the fourth quarter, the Company was a single-member LLC, and thus, was treated as a disregarded entity for tax purposes.

Estimates:

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned, and securities sold, not yet purchased, as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
Equity	$ 14,492,505	$ -	$ -	$ 14,492,505
Government and Agency	626,223,354	-	-	626,223,354
Mortgage-backed	-	22,190,831	-	22,190,831
Corporate	-	2,377	1,321	3,698
Certificates of Deposit	-	96,990	-	96,990
Foreign Sovereign Debt	297,511	-	-	297,511
Total	$ 641,013,370	$ 22,290,198	$ 1,321	$ 663,304,889
Securities sold, not yet purchased, at Fair Value				
Equity	$ 12,426,820	$ -	$ -	$ 12,426,820
Government and Agency	652,913,895	-	-	652,913,895
Mortgage-backed	-	20,119,102	-	20,119,102
Total	$ 665,340,715	$20,119,102	$ -	$ 685,459,817

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for counterparties' securities transactions are provided by three clearing firms pursuant to fully disclosed clearing agreements with BofA Securities Inc. ("BofA", formerly Merrill Lynch Broadcort), Industrial and Commercial Bank of China Financial Services LLC ("ICBC"), and Mirae Asset Securities (USA), Inc. ("Mirae"). In addition, in September 2021, the Company entered into an Institutional Customer agreement with Interactive Brokers LLC.

The Company has agreed to indemnify its clearing firms for losses that the clearing firms may sustain from counterparty accounts introduced by the Company. At December 31, 2021, there were no losses sustained in these counterparty accounts. All activity is conducted on a DVP (Delivery vs. Payment) basis and, as such, no securities were owned by such counterparties at the Company's clearing firms.

At December 31, 2021, the receivable from the clearing organization consists of the following:

Deposits at clearing organizations (included in Cash)	$ 1,029,949
Securities Sold Not Yet Settled	36,502,547
	$ 37,532,496

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and a market maker, and accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of net capital required as a market maker, as defined, whichever is greater. At December 31, 2021, the Company had net capital of $11,653,560 which was $10,653,560 in excess of its required net capital of $1,000,000 and an Aggregate Indebtedness to Net Capital ratio of 0.19 to 1.0.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market making positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federally insured limits. At December 31, 2021, the Company had no cash balance in excess of the Federally insured limit. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITMENTS

The Company maintains offices located in New York, NY, Pleasantville, NY, and Orlando, FL. The New York lease terminates in January 2024 with two, one-year rights of extension out to January 2025, and January 2026. The Orlando lease and the Pleasantville lease both terminate in June 2025. In accordance with ASC Topic 842, the Company has elected to use a discount rate representing the average rate of its margin loan rates among its clearing firms, in the calculation of the present value of the remaining operating lease payments. The Company contracted for additional space in April 2021 for its Orlando office, which will be effective January 1, 2022. The final maturity of the combined space will be July 31, 2032.

Lease Liability	$ 604,112
Accrued Rent	(33,362)
Right-of-Use Asset	570,750

The future minimum rental payments on the contracted leases is as follows:
Year Ending December 31,

2022	178,806
2023	182,862
2024	143,661
2025	73,446
Total Undiscounted Lease payments	578,775
Less: Present Value discount	(8,025)
Total	$ 570,750

Rent expense for year ending December 31, 2021 was $394,385.

NOTE 7 – OPERATING REVENUE
Based on management's assessment of its business, a large and diverse group of counterparties account for the majority of the Company's revenues in multiple product lines. These product

lines include securities trading, market making, and advisory services. The loss of, or a significant reduction in demand for, the Company's services from any one of these counterparties would not have a material adverse effect on the Company.

NOTE 8 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT
The Company is exempt from the provisions of SEC Rule 15c3-3 under Section (k)(2)(ii), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 9 – RELATED PARTY TRANSACTIONS
The Company from time to time grants forgivable loans to certain key employees. These loans have maturities of up to 5 years and are amortized monthly. At December 31, 2021, the remaining balance of these loans was $0.

In January 2021, the Company entered into a Master Services Agreement with its Parent Company MCAP Technologies LLC ("MTEC"). MTEC became a subsidiary of MCAP Inc. on November 10, 2021 that provides essential technology services in an all-inclusive IT support service and software development solution. Fees include a variable transaction-based component, and platform and software related fixed costs. The agreement has no fixed maturity, and can be terminated by either party, with notice. In 2021, the Company paid MTEC $6,065,605 for such services.

NOTE 10 – SUBSEQUENT EVENTS
The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 17, 2022, the date the financial statements were issued. In January 2022 the Company received a loan from MTEC. The loan is non interest-bearing and has a term of up to six months. The funds will be utilized for general corporate purposes. The loan was repaid in March 2022.